CRAVATH, SWAINE & MOORE LLP

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STUART W. GOLD	SANDRA C. GOLDSTEIN	825 EIGHTH AVENUE NEW YORK, NY 10019 - 7475 TELEPHONE: +1-212-474-1000 FACSIMILE: +1-212-474-3700 CITYPOINT ONE ROPEMAKER STREET LONDON EC2Y 9HR	GEORGE E. ZOBITZ	KEVIN J. ORSINI
JOHN W. WHITE	THOMAS G. RAFFERTY		GEORGE A. STEPHANAKIS	MATTHEW MORREALE
EVAN R. CHESLER	MICHAEL S. GOLDMAN		DARIN P. MCATEE	JOHN D. BURETTA
MICHAEL L. SCHLER	RICHARD HALL		GARY A. BORNSTEIN	J. WESLEY EARNHARDT
RICHARD LEVIN	JULIE A. NORTH		TIMOTHY G. CAMERON	YONATAN EVEN
KRIS F. HEINZELMAN	ANDREW W. NEEDHAM		KARIN A. DEMASI	BENJAMIN GRUENSTEIN
B. ROBBINS KIESSLING	STEPHEN L. BURNS		LIZABETHANN R. EISEN	JOSEPH D. ZAVAGLIA
ROGER D. TURNER	KEITH R. HUMMEL		DAVID S. FINKELSTEIN	STEPHEN M. KESSING
PHILIP A. GELSTON	DAVID J. KAPPOS		DAVID GREENWALD	LAUREN A. MOSKOWITZ
RORY O. MILLSON	DANIEL SLIFKIN		RACHEL G. SKAISTIS	DAVID J. PERKINS
FRANCIS P. BARRON	ROBERT I. TOWNSEND, III		PAUL H. ZUMBRO	JOHNNY G. SKUMPIJA
RICHARD W. CLARY	WILLIAM J. WHELAN, III		JOEL F. HEROLD	J. LEONARD TETI, II
WILLIAM P. ROGERS, JR.	SCOTT A. BARSHAY	TELEPHONE: +44-20-7453-1000	ERIC W. HILFERS	D. SCOTT BENNETT
JAMES D. COOPER	PHILIP J. BOECKMAN	FACSIMILE: +44-20-7860-1150	GEORGE F. SCHOEN	TING S. CHEN
STEPHEN L. GORDON	ROGER G. BROOKS		ERIK R. TAVZEL	CHRISTOPHER K. FARGO
DANIEL L. MOSLEY	WILLIAM V. FOGG	WRITER’S DIRECT DIAL NUMBER	CRAIG F. ARCELLA	KENNETH C. HALCOM
JAMES C. VARDELL, III	FAIZA J. SAEED		TEENA-ANN V. SANKOORIKAL	DAVID M. STUART
ROBERT H. BARON	RICHARD J. STARK		ANDREW R. THOMPSON	————
KEVIN J. GREHAN	THOMAS E. DUNN	(212) 474-1876	DAMIEN A. ZOUBEK	SPECIAL COUNSEL
C. ALLEN PARKER	MARK I. GREENE		LAUREN ANGELILLI	SAMUEL C. BUTLER
SUSAN WEBSTER	DAVID R. MARRIOTT		TATIANA LAPUSHCHIK	GEORGE J. GILLESPIE, III
DAVID MERCADO	MICHAEL A. PASKIN		ERIC L. SCHIELE	————
ROWAN D. WILSON	ANDREW J. PITTS		ALYSSA K. CAPLES	OF COUNSEL
CHRISTINE A. VARNEY	MICHAEL T. REYNOLDS		JENNIFER S. CONWAY	PAUL C. SAUNDERS
PETER T. BARBUR	ANTONY L. RYAN		MINH VAN NGO

Alliant Techsystems Inc.
Registration Statement on Form S-4
File No. 333-198460

Via EDGAR

October 3, 2014

Dear Ms. Block:

Alliant Techsystems Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on August 28, 2014 (File No. 333-198460) (the “Registration Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated September 24, 2014 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.  Where requested, supplemental information will be provided under separate cover.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Five clean copies of Amendment No. 1, and five copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

* * *

General

Questions and Answers, page iv

1.                                      Please add a question and answer that addresses the negative factors that the boards considered in connection with the merger.

In response to the Staff’s comment, the Company has revised its disclosure on page xi of Amendment No. 1 within the existing question and answer entitled “Why are ATK and Orbital proposing the merger?” to include a discussion of the negative factors that the boards of the Company and Orbital each considered in connection with the merger.

2.                                      Please add a question and answer that addresses why the Vista Outdoor spinoff is a condition of the merger.  In addition, please add a question and answer that discloses the percentage of ATK’s revenues earned from its A&D business and from its Sporting Group and disclose the effect that the spinoff will have on ATK’s book value.

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to include questions and answers (1) addressing why the Vista Outdoor spin-off is a condition to the merger (page viii) and (2) disclosing the percentage of the Company’s external sales generated by the ATK A&D business and the ATK Sporting business and the effect that the spin-off will have on the Company’s book value (page x).

3.                                      Please add a question and answer to briefly describe and quantify the interests that certain directors and officers of ATK and Orbital Sciences Corporation have that differ from other shareholders or include a cross-reference to where such interests are described.  In addition, please quantify the interests that directors and officers of ATK and Orbital Sciences Corporation have that differ from other shareholders in your Summary section.

In response to the Staff’s comment, the Company has revised its disclosure on page vi of Amendment No. 1 to include a question and answer that briefly describes the interests that certain directors and officers of the Company and Orbital have that differ from other shareholders.  The Company has also included cross-references to the section entitled “The Merger—Interests of ATK Directors and Officers in the Merger”, which quantifies the interests that certain directors and officers of the Company and Orbital have that differ from other shareholders, in the question and answer described above and in the section entitled “Summary—Interests of ATK Directors and Officers in the Merger”.

4.                                      Please add a question and answer that describes the termination fees.

In response to the Staff’s comment, the Company has revised its disclosure on page viii of Amendment No. 1 to include a question and answer that describes the termination fees payable under certain circumstances in connection with a termination of the transaction agreement.

Will a proxy solicitor be used, page xix

5.                                      We note that proxies may be solicited in person, by telephone or by any other electronic means of communication deemed appropriate.  Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Company acknowledges the Staff’s comment and confirms that it will file all written soliciting materials as required by Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company has been advised by Orbital that Orbital will also file all written soliciting materials as required by Rule 14a-12 and Rule 14a-6 under the Exchange Act.

Summary, page 1

The Transactions and the Transaction Agreement, page 3

Distribution; Treatment of ATK Stock Options and Other Equity-Based Awards, page 5

6.                                      We note your disclosure in the second to last sentence in the first paragraph of this section on page 5 that “[t]he distribution ratio will be determined and publicly announced by ATK at a later date.” Please tell us whether you intend to announce the ratio prior to the effectiveness of the registration statement.  If not, please tell us the manner in which you intend to publicly announce it.

The Company acknowledges the Staff’s comment and advises the Staff that, as of the date hereof, the distribution ratio remains under consideration by the Company and its board of directors.  While the Company and its board of directors expect to determine the ratio in due course, the Company is currently unable to confirm whether such determination will be made prior to effectiveness of the Registration Statement.  However, the Company confirms that (1) if the determination is made prior to effectiveness of the Registration Statement, the distribution ratio will be included in a subsequent amendment to the Registration Statement and (2) if the determination is made after effectiveness of the Registration Statement, the distribution ratio will be publicly announced in a press release and disclosed in a Current Report on Form 8-K.

The Company advises that Staff that, as described on page 135 of Amendment No. 1 under the heading “ATK PROPOSAL 1 AND ORBITAL PROPOSAL 1: THE ISSUANCE OF ATK SHARES AND THE ADOPTION OF THE TRANSACTION AGREEMENT—The Transaction Agreement—The Distribution”, the distribution will be effected as a pro rata dividend to holders of record of the Company’s shares of common stock, and no such holders will be required to pay any cash or other consideration for the shares of Vista Outdoor common stock.  Company stockholders will only receive full shares of Vista Outdoor common stock in the distribution, and as is typical in spin-off transactions, all fractional shares that would otherwise have been distributed will be aggregated and sold by the Company’s distribution agent, and the distribution agent will distribute a pro rata portion of the net sales proceeds to each Company stockholder who would otherwise have been entitled to receive a fractional share of Company common stock.  Accordingly, immediately following the distribution, other than due to the treatment of fractional shares, each Company stockholder will hold the same relative interest in Vista Outdoor and the Company, irrespective of the what the distribution ratio is ultimately determined to be by the Company’s board of directors.  Accordingly, the Company believes that the distribution ratio is not material information that must be included in the Registration Statement.

Litigation Related to the Merger, page 14

7.                                      Please provide us with copies of the complaints for the shareholder litigation action discussed in this section.

In response to the Staff’s comment, copies of the complaints for the shareholder litigation described in the Registration Statement are being provided to the Staff under separate cover by counsel for Orbital on a supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Risk Factors, page 27

8.                                      Please revise to include a discussion of the potential termination of U.S. Government contracts due to the merger or the potential of the U.S. Government deciding not to do business with the combined company, if that is a potential risk, or tell us why that is not necessary.  In this regard, we note the bullet on page 25 under “Cautionary Statement,” regarding “the potential termination of U.S. Government contracts.”  As such, please include a risk factor discussing the risk of potential termination of U.S. Government contracts, once the companies are combined.

As disclosed in their most recent Annual Reports on Form 10-K, both the Company and Orbital are subject to the risk that the U.S. Government may terminate or suspend any of its contracts at any time, with or without cause, for the convenience of the government.  The risk of termination of U.S. Government contracts will continue to apply to the combined company following consummation of the merger; however, consummation of the merger will not provide the U.S. Government with an additional termination right under its contracts with the Company or Orbital.  Neither the Company nor Orbital believes the risk of termination is increased as a result of the merger and, given their long-standing relationships with the U.S. Government and its prime contractors, the parties do not believe that there is a material risk of the U.S. Government deciding not to do business with the combined company.  The Company and Orbital both disclose the risk of termination of U.S. Government contracts in their Annual Reports on Form 10-K, which are incorporated by reference in the Registration Statement, and, therefore, neither the Company nor Orbital believes it is necessary to include this risk in the Registration Statement, as doing so would potentially lead readers of the Registration Statement to believe that there is an increased risk of termination of U.S. Government contracts as a result of the merger.

ATK Proposal 1 and Orbital Proposal 1: The Issuance of ATK Shares and the Adoption of the Transaction Agreement, page 52

9.                                      Please separate out this heading so that it is clear the proposal that ATK shareholders and Orbital shareholders are each being asked to consider and vote on.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1 to separate out the heading referenced above so that it is clear which proposal the Company’s shareholders and Orbital’s shareholders are each being asked to consider.

10.                               Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction.  Such materials should include all presentations made by the financial advisors.  Also, provide us with copies of the engagement letters.

In response to the Staff’s comment, presentation materials prepared by BofA Merrill Lynch in connection with its opinion, dated April 28, 2014, to the Company’s board summarized under the caption “Opinion of ATK’s Financial Advisor” and the engagement letter, dated April 21, 2014, between the Company and BofA Merrill Lynch are being provided to the Staff under separate cover by White & Case LLP, counsel for BofA Merrill Lynch, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

The Company has been advised by Orbital that the presentation materials prepared by Citi and presented to the Orbital board on April 28, 2014, in connection with Citi’s opinion, dated April 28, 2014, to the Orbital board summarized under the caption “Opinion of Orbital’s Financial Advisor” and the engagement letter, dated March 31, 2014, between Orbital and Citi are being provided to the Staff under separate cover by Cleary Gottlieb Steen & Hamilton LLP, counsel for Citi, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Transaction Steps, page 52

Step 2. Incurrence of New Vista Outdoor Debt, page 52

11.                               To the extent practicable, please quantify the cash dividend that Vista Outdoor is anticipated to pay to ATK.

The Company acknowledges the Staff’s comment and advises the Staff that, as described on page 128 of Amendment No. 1 under the heading “ATK PROPOSAL 1 AND ORBITAL PROPOSAL 1: THE ISSUANCE OF ATK SHARES AND THE ADOPTION OF THE TRANSACTION AGREEMENT—The Vista Outdoor Commitment Letter”, the amount of the cash dividend that Vista Outdoor is anticipated to pay to the Company is not fixed but rather, pursuant to the Transaction Agreement, will be equal to the amount by which the Company’s total debt as of the closing date exceeds $1,740 million, subject to certain adjustments.  Accordingly, the Company cannot predict today what its total debt level or the effect of the related adjustments as of the closing date.  Notwithstanding the above, the Company has revised its disclosure on pages 3-4 and 54 of Amendment No. 1 to cross-refer to the unaudited pro forma condensed consolidated balance sheet as of June 29, 2014 presented in the Registration Statement, which gives effect to the consummation of the transactions, including the payment of the Vista Outdoor dividend, and estimates that the Vista Outdoor dividend would be $350.0 million had the transactions occurred on June 29, 2014.

Background of the Merger, page 53

12.                               We note your disclosure that the boards and senior management of both companies had regularly reviewed and evaluated potential strategic alternatives and business combination transactions.  What were the other strategic alternatives considered by each company? To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss briefly the types of strategic alternatives considered and for what reason those alternatives were not pursued or the degree to which they were pursued.  For example, we note on page 55 that, on March 6, 2013, the ATK board and management discussed potential strategic transactions involving ATK A&D, including a potential combination of the propulsion systems, satellite systems and space components businesses with other participants in the industry, including Orbital, and that, on April 25, 2013, the Orbital board considered potential acquisition targets, including the potential transaction with ATK.

In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “Background of the Merger” to discuss the types of strategic alternatives considered by both companies and the reasons for which those alternatives were not pursued.  For example, the Company has expanded its discussion of the March 6, 2013 board meeting on page 57 of Amendment No. 1 to describe the types of strategic alternatives considered, noting specific risks which informed the Company board’s and management’s evaluation.

13.                               For each of the meetings disclosed in this section, please identify all of the participants from Orbital and ATK.  For example, on page 57, you state that “Mr. DeYoung and other members of ATK management met to review the status of ATK’s discussions with

Orbital.”Please revise to disclose the individuals from ATK participating in this meeting.

In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “Background of the Merger” to identify the specific senior executives from Orbital and the Company who participated in the meetings disclosed in the section, including the meeting described on page 60 which is referenced in the Staff’s comment.

14.                               We note your disclosure on pages 60 regarding negotiations that took place between ATK and Orbital regarding valuation and your disclosure on page 64 regarding discussions that took place between ATK and Orbital regarding valuation.  We further note the disclosure that throughout January and early February 2014, the proposed equity split was discussed by members of Orbital and ATK management.  Please revise to briefly disclose and discuss any equity splits that were considered prior to the ultimate equity split.  Please include disclosure regarding which party suggested such equity splits and which party suggested the equity split that was ultimately agreed upon, or how the equity split agreement was ultimately reached.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 63-64 of Amendment No. 1 regarding the discussions between the Company and Orbital concerning the proposed equity split in the combined company.  In particular, the Company has described such discussions in greater detail and has disclosed the equity splits proposed by the Company and Orbital prior to ultimate agreement on the equity split, including why the parties’ proposals differed.

ATK’s Reasons for the Merger: Recommendation of the ATK Board of Directors, page 68

15.                               We note the disclosure on page 70 that ATK’s board considered the risk that the “integration costs may be greater than anticipated” and the disclosure on page 75 that Orbital’s board considered “the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger and the costs of integrating the businesses of Orbital and ATK’s A&D business.” Please disclose an estimate of such costs, to the extent practicable.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 73 of Amendment No. 1 to reflect the fact that the Company’s board considered the risk that integration costs may be significant.  The Company advises the Staff that its board did not quantify, and the Company is not able to provide a specific estimate of, integration costs.  Similarly, Orbital has informed the Company that its board did not quantify, and Orbital is not able to provide a specific estimate of, integration costs.  The amount of integration costs for both companies will depend on facts that are not yet known, including the extent to which facilities and systems consolidation costs and employment-related costs will be offset by the elimination of duplicative costs and the realization of efficiencies related to the integration of the businesses.

Opinion of ATK’s Financial Advisor, page 76

16.                               Please revise the discussion of the various financial analyses used by BofA Merrill Lynch and Citi so that the recipients of the proxy statement information statement can understand what each analysis is intended to show.  As a general matter, for each included financial analysis, please explain why each valuation technique was used and provide sufficient explanation of each step of the analysis and the conclusions such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view.  For each applicable analysis, also state whether the exchange ratio is within the range of values of the analysis.  We offer some additional guidance in the comments below.

In response to the Staff’s comment, the Company has revised its disclosure relating to the financial analyses of BofA Merrill Lynch and Citi on pages 82-93 of Amendment No. 1 to reflect the purpose of the valuation techniques and to clarify the steps of such analyses to the extent not currently addressed.

With respect to the portion of the Staff’s comment regarding whether the exchange ratio is within the range of values of the analysis, the Company respectfully submits that, by directly comparing in table format the results of the analyses (i.e., the resulting implied exchange ratio reference ranges) with the merger exchange ratio, the current disclosure addresses the Staff’s comment.

Selected Public Companies Analyses, page 79

17.                               Please revise to show the enterprise values for each comparable company and consider disclosing the information in tabular form for clarity.  In addition, please explain why BofA Merrill Lynch selected the implied exchange ratio references disclosed in the tables on page 81.

The Company respectfully submits to the Staff that it has been advised by BofA Merrill Lynch that individual enterprise values for each selected company were not independently material to BofA Merrill Lynch’s selection of the selected companies considered for purposes of its selected public companies analyses.  The Company also notes for the Staff that the implied exchange ratio reference ranges disclosed in the tables relating to BofA Merrill Lynch’s selected public companies analyses were not selected, but rather derived, from such analyses.  Accordingly, in response to the Staff’s comment, the disclosure has been revised to explain why BofA Merrill Lynch selected the range of EBITDA multiples from which the implied exchange ratio reference ranges disclosed in the tables for such analyses were derived.

18.                               Please revise the discussion of the calculations used in this analysis so that investors understand what the reference ranges based on the 2014 and 2015 estimated EBITDA unadjusted for non-service cost pension expense are intended to show and how they aid in reaching the conclusion that the exchange ratio of .449x is fair from a financial point of view.

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1 to include additional information regarding the reference ranges described in the Staff’s comment.

Miscellaneous, page 83

19.                               Please disclose the amount of compensation BofA Merrill Lynch will receive for the services provided to Vista Outdoor described in fourth paragraph on page 83.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1 to disclose the approximate amount of compensation BofA Merrill Lynch will receive for the services provided to Vista Outdoor.

Selected Public Companies Analysis, page 86

20.                               Please disclose the criteria used to select the comparable companies.  In addition, for each comparable company, please disclose the enterprise values used to determine the implied exchange ratio reference range.

In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 91 of Amendment No. 1 to disclose the criteria used to select comparable companies.

With respect to the portion of the Staff’s comment regarding, for each comparable company, the enterprise values used to determine the implied exchange ratio reference range, the Company respectfully submits to the Staff that it has been advised by Citi that individual enterprise values (or firm values) for each selected company were not independently material to Citi’s selection of the selected companies considered for purposes of its selected public companies analysis.  The disclosure has been revised, as noted above, to provide the range of observed multiples and the implied equity value references ranges for each of Orbital and the ATK A&D business indicated by the selected public companies analysis.

Interests of ATK Directors and Officers in the Merger, page 91

Treatment of ATK Equity-Based Awards Under the Transaction Agreement, page 91

21.                               Please provide a brief definition of the terms “single trigger” and “double trigger” here.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1 to provide a brief definition of the terms “single trigger” and “double trigger”.

Quantification of Potential Payments and Benefits to ATK’s Executive Officers in Connection with the Merger, page 93

22.                               Your disclosure in the second paragraph of this section that the table does “not reflect certain compensation actions that may occur before the completion of the merger” appears to contradict your disclosure in the first paragraph of this section that the table reflects “compensation that is based on or otherwise relates to the merger.”  Please revise for clarity or advise.

The language in the second paragraph of this section that the table does “not reflect certain compensation actions that may occur before the completion of the merger” was intended to refer to any changes that may occur following the date of the Registration Statement but prior to the completion of the merger.  However, the Company believes the possibility of such changes, of which the Company is not aware at this time, is adequately addressed by the disclosure in the beginning of that sentence and, therefore, the Company respectfully submits to the Staff the language referenced as contradictory is not necessary.

Nonetheless, the Company has revised its disclosure on page 97 of Amendment No. 1 in an attempt to clarify such disclosure in response to the Staff’s comment.

23.                               Please advise as to why ATK does not include an advisory vote on the compensation that may be paid or become payable to ATK’s named executive officers and the conditions upon which it may be paid or become payable pursuant to Section 14A(b)(1) of the Exchange Act.

The Company does not include an advisory vote on the compensation that may be paid or become payable to the Company’s named executive officers because the Registration Statement is not a solicitation to approve a merger, acquisition or sale of the Company and as such Section 14A(b)(1) of the Exchange Act does not apply with respect to the Company.  As described in the more detail in the Registration Statement, the Company’s stockholders are being asked to vote on the issuance of the Company’s common stock, which under Section 14A of the Exchange Act, does not require an advisory vote.  In particular, in Section II.D.3.c of the adopting release (Release Nos. 33-9178; 34-63768), the SEC explained that while it was adopting amendments that would require the Item 402(t) disclosure to be included in proxy statements soliciting proxies to approve the issuance of shares, it was not extending the advisory vote required by Section 14A(b)(2) to such transactions.

Board of Directors and Management of the Combined Company Following the Merger, page 105

24.                               We note your disclosure regarding the nine Orbital designees to the Orbital ATK board.  Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that these individuals should serve as directors of Orbital ATK after the merger.

In response to the Staff’s comment, the Company has revised its disclosure on page 110 of Amendment No. 1 to include a cross-reference to the sections of Orbital’s most recent proxy statement on Schedule 14A which describe the specific experience, qualifications, attributes or skills of the nine Orbital designees.

Conditions to Completion of the Merger, page 146

25.                               Please clarify which conditions can be waived and by which party to the merger.

In response to the Staff’s comment, the Company has revised its disclosure on pages 151-152 of Amendment No. 1 to clarify which conditions can be waived and by which party to the merger.

Supply Agreements, page 151

26.                               Please include these supply agreements, or forms of agreements, as exhibits, if material, or advise.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it does not view either of the supply agreements to be a material contract that is required to be filed pursuant to Regulation S-K.  The Company considered the requirements of Item 601(b)(2) of Regulation S-K, which states that “[s]chedules (or similar attachments) to [a merger or similar agreement] shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement...”  The Company advises the Staff that (1) the material terms of the supply agreements have been summarized in Amendment No. 1 on pages 156-157 and (2) the Company has described these agreements because they were part of the discussions related to the transactions and not because the Company believes they are individually material.  The Company believes the current disclosure adequately provides all information regarding each of the supply agreements that is material to the Company, Orbital and their respective stockholders, and that filing the actual documents is not required under Item 601(b)(2) of Regulation S-K and would not provide any additional material information.  The Company has also considered the requirements of Item 601(b)(10) of Regulation S-K and has concluded that it is not required to file either supply agreement thereunder because neither agreement is material to the Company or is a contract upon which the Company’s business is “substantially dependent.”  The Company advises the Staff that, assuming the transactions had occurred on April 1, 2013 for the Company and January 1, 2013 for Orbital, the supply agreements together would have represented less than 10% of the pro forma sales of the combined company in the fiscal year ended March 31, 2014.

Exhibits, page II-1

27.                               Please file your form of proxies with the next amendment.

In response to the Staff’s comment, the Company has filed with Amendment No. 1 the Form of Proxy of the Company (Exhibit 99.3), the Form of Proxy of the Company with respect to 401(k) Participants (Exhibit 99.4) and the Form of Proxy of Orbital (Exhibit 99.5).

Please contact the undersigned at (212) 474-1876 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Damien R. Zoubek

Damien R. Zoubek

Susan Block
                        Attorney-Adviser

U.S. Securities and Exchange Commission
                                                                        Division of Corporation Finance
                                                                                                100 F Street, N.E.
                                                                                                                        Washington, D.C.  20549

Copies to:

Sonia Bednarowski
                        Staff Attorney

U.S. Securities and Exchange Commission
                                                                        Division of Corporation Finance
                                                                                                100 F Street, N.E.
                                                                                                                        Washington, D.C.  20549

Scott D. Chaplin
                        General Counsel, Vice President and Secretary

Alliant Techsystems Inc.
                                                                        1300 Wilson Boulevard, Suite 400
                                                                                                Arlington, VA  22209

John B. Beckman

                        Partner, Hogan Lovells US LLP, Counsel to Orbital

555 13th Street, NW

                                                                        Washington, DC 20004

Annex A

The undersigned hereby acknowledges on behalf of Alliant Techsystems Inc. that in connection with the Registration Statement:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 3, 2014

ALLIANT TECHSYSTEMS INC.,

by

/s/ Scott D. Chaplin
Scott D. Chaplin Senior Vice President, General Counsel and Secretary